EXHIBIT 99.1

Stantec announces record 2024 earnings, increases dividend by 7%, achieves all-time record backlog of $7.8 billion, and provides 2025 outlook

2024 Highlights

  Net revenue of $5.9 billion in 2024, an increase of 15.8% over 2023;
  Adjusted EBITDA1 of $980.3 million, up 18.0% over 2023, and adjusted EBITDA margin1 of 16.7%, a 30-basis point increase over 2023;
  Strong organic growth of 7.4% for the full year driven by 8.6% organic growth in the US, 6% in Canada, and 5.8% in Global;
  Operating cash flows increased to $603.1 million, up 16.0% over 2023;
  Adjusted diluted EPS1 of $4.42, an increase of 20.4% over 2023;
  Backlog of $7.8 billion, up 24.1% since December 31, 2023, and;
  Ranked #8 of the most sustainable corporations in the world by Corporate Knights, first among peers.

EDMONTON, Alberta and NEW YORK, Feb. 25, 2025 (GLOBE NEWSWIRE) -- TSX, NYSE:STN Stantec, a global leader in sustainable design and engineering, released its results today for the fourth quarter and year ended December 31, 2024.

2024 was another record-setting year for Stantec, as the Company completed the first year of its ambitious 2024-2026 Strategic Plan. Net revenue increased 15.8% to $5.9 billion, driven by 7.4% organic growth1 and 7.5% acquisition growth1. Continued strong project execution and operational excellence drove a record adjusted  EBITDA margin1 of 16.7%, diluted earnings per share (EPS) of $3.17, and adjusted diluted EPS of $4.42.

In the fourth quarter of 2024, Stantec grew net revenue 19.0% to $1.5 billion through 9.3% organic and 7.6% acquisition growth. Stantec achieved notable double digit organic growth in its US operations, with double digit growth in Buildings, Water, and Energy & Resources, and Canada and Global both achieved high single digit organic growth.  Adjusted EBITDA margin increased 100 basis points year-over-year to 16.7%, while both diluted EPS and adjusted diluted EPS increased over 35% to $0.86 and $1.11, respectively.

“Our strong 2024 results put us well on track to deliver on our Strategic Plan objectives,” said Gord Johnston, president and chief executive officer. “We continue to thrive in a resilient industry influenced by macro factors including water security, aging infrastructure, climate change, future technologies and an expansion in advanced manufacturing. By maintaining our strong focus on project execution and addressing our clients’ most pressing challenges, we anticipate another year of exceptional performance for Stantec in 2025, driven by continued margin expansion and earnings growth."

 ____________________________
1 Adjusted diluted EPS, adjusted EBITDA, and adjusted EBITDA margin are non-IFRS measures, and organic growth and acquisition growth are other financial measures (discussed in the Definitions section of Stantec's 2024 Annual Report).

2025 Outlook

For 2025, Stantec has established the following targets:

2025 Annual Range
Targets
Net revenue growth	7% to 10%
Adjusted EBITDA as % of net revenue (note)	16.7% to 17.3%
Adjusted net income as % of net revenue (note)	above 8.8%
Adjusted EPS growth (note)	16% to 19%
Adjusted ROIC (note)	above 12%
Other expectations
Effective tax rate (without discrete transactions)	22% to 23%
Earnings pattern	42-47% in Q1 and Q4
53-58% in Q2 and Q3
Capital expenditures as % of net revenue	1.5% to 2.0%
Net debt to adjusted EBITDA (note)	1.0x to 2.0x
Days sales outstanding (note)	at or below 80
In setting our targets and guidance, we assumed an average value for the US dollar of $1.41, GBP $1.73, and AU $0.90. For all other underlying assumptions, see Stantec's 2024 Annual Report.
note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, adjusted ROIC, and net debt to adjusted EBITDA are non-IFRS measures and days sales outstanding is a supplementary financial measure discussed in the Definitions section of Stantec's 2024 Annual Report.

Stantec expects to achieve net revenue growth of 7% to 10% in 2025, with net revenue organic growth in the mid- to high-single digits. Organic growth in both US and Canada is expected to be in the mid to high single digits, driven by continuing strong momentum as reflected in Stantec's record-high backlog between the two countries. Organic growth in Global is also expected to achieve mid to high single digit growth driven by continued high levels of activity in the Water business under the ongoing Asset Management Program and frameworks, and positive demand fundamentals in other Global business units.

Stantec anticipates adjusted EBITDA margin will be in the range of 16.7% to 17.3%, reflecting strong project margins driven by solid project execution and continued discipline and enhanced strategies in the management of administration and marketing costs, including expanding the use of our high value centers, optimizing digital strategies, and increased efficiencies from improving scale in certain geographies. Adjusted EBITDA margin in Q1 and Q4 2025 will be near or below the low end of this range because of the additional effects of regular seasonal factors in the northern hemisphere, offset by moving to the higher end of the range or above in Q2 and Q3 of 2025 as seasonal activities increase.

Overall, Stantec expects to drive adjusted net income to a margin of greater than 8.8% of net revenue and to deliver 16% to 19% growth in adjusted EPS in comparison to 2024.

The above targets do not include any assumptions for additional acquisitions given the unpredictable nature of the size and timing of such acquisitions, or the impact from share price movements subsequent to December 31, 2024 and the relative total shareholder return components on our share-based compensation programs.

Full-Year 2024 Financial Highlights

  Net revenue increased 15.8%, or $800.4 million, to $5.9 billion compared to 2023, primarily driven by 7.4% organic growth and 7.5% acquisition growth. Stantec achieved organic growth in all of its regional and business operating units with the exception of Energy & Resources which remained consistent. The Company achieved double-digit organic growth in its Water and Buildings businesses.
  Project margin increased $451.0 million, or 16.4%, to $3.2 billion and, as a percentage of net revenue, project margin increased by 30 basis points from 2023 to 54.5% as a result of net revenue growth and solid project execution.
  Adjusted EBITDA increased $149.3 million, or 18.0%, to $980.3 million. Adjusted EBITDA margin increased by 30 basis points from 2023 to 16.7% and decreased by 30 basis points when normalized for the 2023 increase in long-term incentive plan (LTIP) expense that resulted from strong share price appreciation in the prior year. The change in margin primarily reflects higher administrative and marketing expenses as a percentage of net revenue resulting from claim provision estimates increasing to historically normal levels compared to 2023.
  Net income and diluted EPS achieved record highs in 2024. Net income increased 14.2%, or $45.0 million, to $361.5 million, and diluted EPS increased 11.2%, or $0.32, to $3.17, mainly due to strong net revenue growth and solid project margins, partly offset by a non cash lease impairment charge of $34.9 million resulting from our real estate optimization strategy and higher administrative and marketing expenses as a percentage of net revenue.
  Stantec continued to execute on the real estate optimization objectives outlined in its 2024-2026 Strategic Plan and drove approximately $0.08 adjusted EPS savings while reducing its footprint by over 6.0% relative to 2023 baseline.
  Adjusted net income increased 23.5%, or $95.9 million, to a record high of $504.3 million, representing 8.6% of net revenue, up 50 basis points compared to last year. Adjusted diluted EPS increased 20.4%, or $0.75, to $4.42. The LTIP revaluation had a downward impact on adjusted diluted EPS of $0.03 in 2024 and $0.24 in 2023.
  Contract backlog stands at $7.8 billion—a 24.1% increase from December 31, 2023—reflecting 9.7% acquisition growth and 8.5% organic growth. Organic backlog growth was primarily achieved in Stantec's Canada and US operations, with Water attaining 24% organic backlog growth. Contract backlog represents approximately 13 months of work.
  Net debt to adjusted EBITDA was 1.2x at December 31, 2024—within our internal range of 1.0x to 2.0x.
  Operating cash flows increased 16.0% from $520.0 million to $603.1 million, reflecting continued strong cash flow generation, growth, and operational performance.
  Days sales outstanding was 77 days at December 31, 2024, consistent with the prior year, remaining within Stantec's target of 80 days.
  On February 24, 2025, Stantec's Board of Directors declared a dividend of $0.225 per share, payable on April 15, 2025, to shareholders of record on March 28, 2025, representing a 7.1% increase.

Fourth Quarter 2024 Financial Highlights

  Net revenue increased 19.0%, or $236.2 million, to $1.5 billion, driven by 9.3% organic growth and 7.6% acquisition growth. Stantec achieved organic growth in all of its regional and business operating units, attaining double-digit organic growth in the United States and in its Water and Buildings businesses.
  Project margin increased 21.5%, or $143.8 million, and increased 110 basis points as a percentage of net revenue from 53.9% to 55.0%, primarily due to higher project recoveries and change order approvals in the quarter as well as strong project execution.
  Adjusted EBITDA increased 26.7%, or $51.9 million, to $246.5 million. Adjusted EBITDA margin increased by 100 basis points over Q4 2023 to 16.7% and increased by 30 basis points after normalizing for the LTIP revaluation.
  Net income increased 39.0%, or $27.5 million, to $98.0 million and diluted EPS increased 36.5% to $0.86, mainly due to strong net revenue growth and solid project margins.
  Adjusted net income increased 38.1%, or $34.8 million, to $126.2 million, representing 8.5% of net revenue, up 110 basis points compared to Q4 2023. Adjusted diluted EPS increased 35.4%, or $0.29, to $1.11. The LTIP revaluation had no impact on the Company's Q4 2024 adjusted diluted EPS and a downward impact of $0.08 in 2023.

Q4 and Full-Year 2024 Financial Summary

	Quarter Ended Dec 31,				Year Ended Dec 31,
	2024		2023		2024		2023
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,959.5	132.5%	1,609.0	129.5%	7,500.0	127.8%	6,479.6	127.9%
Net revenue	1,478.4	100.0%	1,242.2	100.0%	5,866.6	100.0%	5,066.2	100.0%
Direct payroll costs	665.0	45.0%	572.6	46.1%	2,670.9	45.5%	2,321.5	45.8%
Project margin	813.4	55.0%	669.6	53.9%	3,195.7	54.5%	2,744.7	54.2%
Administrative and marketing expenses (note 1)	590.3	39.9%	487.8	39.3%	2,286.1	39.0%	1,965.3	38.8%
Depreciation of property and equipment	17.3	1.2%	14.9	1.2%	67.7	1.2%	59.9	1.2%
Depreciation of lease assets	31.9	2.2%	30.5	2.5%	127.1	2.2%	121.7	2.4%
Net impairment of lease assets and property and equipment	4.3	0.3%	3.2	0.3%	34.9	0.6%	0.3	—%
Amortization of intangible assets	24.3	1.6%	23.7	1.9%	123.8	2.1%	102.0	2.0%
Net interest expense and other net finance expense	25.9	1.8%	22.3	1.8%	104.4	1.8%	93.0	1.8%
Other income	(6.7)	(0.5%)	(3.9)	(0.5%)	(13.6)	(0.4%)	(5.2)	—%
Income taxes (note 1)	28.1	1.9%	20.6	1.7%	103.8	1.8%	91.2	1.8%
Net income (note 1)	98.0	6.6%	70.5	5.7%	361.5	6.2%	316.5	6.2%
Basic and diluted EPS (note 1)	0.86		0.63		3.17		2.85
Adjusted EBITDA (note 2)	246.5	16.7%	194.6	15.7%	980.3	16.7%	831.0	16.4%
Adjusted net income (note 2)	126.2	8.5%	91.4	7.4%	504.3	8.6%	408.4	8.1%
Adjusted diluted EPS (note 2)	1.11		0.82		4.42		3.67
Dividends declared per common share	0.210		0.195		0.84		0.78
Total assets (note 1)					6,956.1		5,766.3
Total long-term debt (note 1)					1,383.5		1,098.2
note 1: Results for the year and quarter ended December 31, 2023 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of Stantec's 2024 Annual Report for further details.
note 2: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of Stantec's 2024 Annual Report).

Net Revenue by Reportable Segment

Full-Year 2024

(In millions of Canadian dollars, except percentages)	2024	2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,427.0	1,246.3	180.7	105.4	n/a	75.3	6.0%
United States	3,040.7	2,684.1	356.6	87.4	37.9	231.3	8.6%
Global	1,398.9	1,135.8	263.1	185.1	12.2	65.8	5.8%
Total	5,866.6	5,066.2	800.4	377.9	50.1	372.4
Percentage growth			15.8%	7.5%	0.9%	7.4%

Fourth Quarter 2024

(In millions of Canadian dollars, except percentages)	Q4 2024	Q4 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	361.1	307.1	54.0	26.2	n/a	27.8	9.1%
United States	755.3	662.1	93.2	9.1	15.8	68.3	10.3%
Global	362.0	273.0	89.0	59.6	9.5	19.9	7.3%
Total	1,478.4	1,242.2	236.2	94.9	25.3	116.0
Percentage growth			19.0%	7.6%	2.1%	9.3%

Backlog

(In millions of Canadian dollars, except percentages)	Dec 31, 2024	Dec 31, 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,687.1	1,342.6	344.5	193.5	n/a	151.0	11.2%
United States	4,722.6	3,950.8	771.8	48.0	339.0	384.8	9.7%
Global	1,414.2	1,012.5	401.7	372.3	26.4	3.0	0.3%
Total	7,823.9	6,305.9	1,518.0	613.8	365.4	538.8
Percentage growth			24.1%	9.7%	5.9%	8.5%

Conference Call

Later today, Tuesday, February 25, 2025, at 2:30 PM Mountain Time (4:30 PM Eastern Time), Gord Johnston, president and chief executive officer, and Vito Culmone, executive vice president and chief financial officer, will hold a conference call to discuss the Company’s fourth quarter and year end 2024 performance.

To listen to the webcast and view the slide presentation, please join here.

If you are an analyst and would like to participate in the Q&A, please register here.

The conference call and slideshow presentation will be broadcast live and available on the Events and Presentations section of Stantec.com.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Statements

Non-IFRS and Other Financial Measures

Stantec reports its financial results in accordance with IFRS. However, in this press release, the following non-IFRS and other financial measures are used by the Company: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), free cash flow, net debt to adjusted EBITDA, days sales outstanding (DSO), margin (percentage of net revenue), organic growth (retraction), acquisition growth, and measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, as well as measures and ratios calculated using these non-IFRS or other financial measures. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of the 2024 Annual Report, available on SEDAR at SEDAR.com, EDGAR at sec.gov, and the Company's website at stantec.com and the reconciliation of Non-IFRS Financial Measures appended hereto.

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components of Stantec's financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Forward Looking Statements

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, Stantec's Outlook and Annual Targets for 2025 in their entirety, any projections related to revenue, adjusted EBITDA as a % of net revenue, adjusted net income as a % of net revenue, adjusted diluted EPS growth, adjusted ROIC, free cash flow to net income, net debt to adjusted EBITDA, effective tax rate, earnings patterns, and days sales outstanding. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require management to make assumptions and are subject to inherent risks and uncertainties. Stantec's assumptions relating to the 2023 Outlook and Annual Targets are provided in the Company’s 2024 Annual Report.

Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, future pandemics or health crises that could adversely affect operations, reduced public or private sector capital spend, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

For more information about how other material risk factors could affect Stantec’s results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in the Company’s 2024 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar+.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2024 Annual Report free of charge from the investor contact noted below.

Investor Contact

Jess Nieukerk
Stantec Investor Relations
Ph: 587-579-2086
jess.nieukerk@stantec.com

To subscribe to Stantec’s email news alerts, please fill out the subscription form, which is also available on the Contact Information page of the Investors section at Stantec.com.

Design with community in mind

Attached to this news release are Stantec’s reconciliation of non-IFRS measures.

Reconciliation of Non-IFRS Financial Measures

	Quarter Ended Dec 31,		Year Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2024	2023	2024	2023
Net income (note 1)	98.0	70.5	361.5	316.5
Add back (deduct):
Income taxes (note 1)	28.1	20.6	103.8	91.2
Net interest expense	25.6	22.9	103.6	91.0
Net impairment (reversal) of lease assets and property and equipment (note 2)	6.8	3.9	41.7	0.1
Depreciation and amortization	73.5	69.1	318.6	283.6
Unrealized (gain) loss on equity securities	1.0	(6.4)	(6.1)	(10.5)
Acquisition, integration, and restructuring costs (note 1,5,7)	20.5	14.0	64.2	59.1
Gain on disposition of intangible asset (note 6)	(7.0)	—	(7.0)	—
Adjusted EBITDA	246.5	194.6	980.3	831.0

	Quarter Ended Dec 31,		Year Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2024	2023	2024	2023
Net income (note 1)	98.0	70.5	361.5	316.5
Add back (deduct) after tax:
Net impairment (reversal) of lease assets and property and equipment (note 2)	5.3	3.1	32.4	0.1
Amortization of intangible assets related to acquisitions (note 3)	11.7	10.9	69.9	52.6
Unrealized (gain) loss on equity securities (note 4)	0.8	(4.9)	(4.7)	(8.1)
Acquisition, integration, and restructuring costs (note 1,5,7)	15.9	11.8	50.7	47.3
Gain on disposition of intangible asset (note 6)	(5.5)	—	(5.5)	—
Adjusted net income	126.2	91.4	504.3	408.4
Weighted average number of shares outstanding - diluted	114,066,995	112,039,745	114,066,995	111,228,491
Adjusted earnings per share - diluted	1.11	0.82	4.42	3.67
See the Definitions section of Stantec's 2024 Annual Report for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.
note 1: Results for the year and quarter ended December 31, 2023 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of Stantec's 2024 Annual Report for further details.

note 2: The net impairment (reversal) of lease assets and property and equipment includes onerous contracts associated with the impairment for the year ended December 31, 2024 of $6.8 (2023 - $(0.2); 2022 - $2.6) and for the quarter ended December 31, 2024 of $2.5 (2023 - $0.7). For the year ended December 31, 2024, this amount is net of tax of $9.3 (2023 - nil; 2022 -$(0.7)). For the quarter ended December 31, 2024, this amount is net of tax of $1.5 (2023 - $0.8).

note 3: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the year ended December 31, 2024, this amount is net of tax of $20.1 (2023 - $15.3; 2022 - $19.3). For the quarter ended December 31, 2024, this amount is net of tax of $3.4 (2023 - $3.2).

note 4: For the year ended December 31, 2024, this amount is net of tax of $(1.4) (2023 - $(2.4)); 2022 - $4.3). For the quarter ended December 31, 2024, this amount is net of tax of $0.2 (2023 - $(1.5)).

note 5: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring costs. For the year ended December 31, 2024, this amount is net of tax of $14.5 (2023 - $13.3; 2022 - $15.5). For the quarter ended December 31, 2024, this amount is net of tax of $4.5 (2023 - $3.2).

note 6: For the year and quarter ended December 31, 2024, this amount is net of tax of $(1.5) (2023 - nil; 2022 - $(1.3))
note 7: Acquisition, integration, and restructuring cost include additional acquisition costs related to the change in accounting policy described in note 1 for the year ended December 31, 2024 of $6.6 (2023 - $19.5; 2022 - $27.1) and for the quarter ended December 31, 2024 of $0.7 (2023 - $4.7).